Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING REPORTS Q1 2026 PRODUCTION AND STRONG REVENUE GROWTH

Gold revenue expected to exceed $360 million

Vancouver, Canada, April 7, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) reports gold production of 74.3 thousand ounces (koz) for the first three months of 2026 (Q1 2026). All amounts are in U.S. dollars unless otherwise indicated.

Q1 2026 Highlights1:

●	Q1 consolidated gold production of 74.3 koz, a 6% increase over Q4 2025.

●	Q1 gold sales of 74.8 koz at an average realized price of more than $4,860 per oz, resulting in gold revenue of more than $360 million, up 20% from Q4 2025.

●	Cash balance of over $470 million at March 31, 2026, an increase of approximately $80 million compared to December 31, 2025.

Neil Woodyer, Chair and CEO, commented “Our strong start to 2026 reflects both solid operating performance and a supportive gold price environment. We expect Q1 2026 gold revenue to exceed $360 million, a significant increase from $154 million in Q1 2025 and $301 million in Q4 2025, driven by higher gold prices and increased ounces sold. Looking ahead, we expect production growth in 2026 to be weighted toward the second half of the year, with first gold from the Marmato CIP plant on track for Q4 and a continued steady ramp-up at Segovia.”

The Company expects to report full Q1 2026 financial and operating results on or about May 6, 2026.

Table 1: Consolidated Group

Gold production & sales	Q1 2026	Q4 2025	Q1 2025
Segovia (koz)	66.6	63.1	47.5
Marmato (koz)	7.8	6.7	7.2
Total production (koz)	74.3	69.9	54.8
Total sales (koz)	74.8	71.7	54.3

Table 2: Segovia – Quarterly Production Data

Operating Information	Q1 2026	Q4 2025	Q1 2025
Tonnes processed (kt)	175	201	167
Average gold grade processed (g/t)	12.41	10.10	9.37
Recoveries (%)	95.3%	96.1%	96.1%
Gold produced (koz)	66.6	63.1	47.5
Gold sold (koz)	67.7	64.5	47.4

1 The Q1 2026 results contained in this news release are preliminary and may differ from the final results to be included in the Company’s interim financial statements and MD&A for the period ended March 31, 2026, which the Company expects to release in May 2026. In addition, due to rounding, certain numbers presented in this news release may not sum precisely.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Table 3: Marmato– Quarterly Production Data

Operating Information	Q1 2026	Q4 2025	Q1 2025
Tonnes processed (kt)	77	75	74
Average gold grade processed (g/t)	3.53	3.12	3.32
Recoveries (%)	89.6%	90.8%	91.7%
Gold produced (koz)	7.8	6.7	7.2
Gold sold (koz)	7.1	7.3	6.9

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s Q1 2026 revenue and gold production, updates and timing for completion and first gold pour at the Marmato Bulk Mining Zone, the expected benefit from the Segovia expansion, the timeline for environmental studies for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which are subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date hereof. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.